Exhibit 99.3

NEWS RELEASE

Lorus Therapeutics Announces Promising Clinical Results for Anticancer Drug LOR-253

TORONTO, CANADA, July 9, 2013 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced the results of the Phase 1 clinical trial of the novel agent, LOR-253. In this first-in-man, dose-escalation clinical study, LOR-253 demonstrated an excellent safety profile as well as encouraging signs of antitumor activity.

The design consisted of LOR-253 as a single agent in patients with advanced solid tumors resistant to multiple standard therapies. The study enrolled 27 patients, all of whom had previously failed a median of 4 prior chemotherapies. Although this was primarily a dose-escalation safety study, efficacy and pharmacokinetics were also explored.

The clinical trial enrolled patients at 7 dose levels ranging from 20 to 229 mg/m2. Of the 27 patients enrolled, 17 were evaluable for efficacy. Of these 17 patients, 7 (41%) achieved stable disease by RECIST and this included patients with colorectal, lung, appendiceal, liver and uterine cancers. Dose related activity was demonstrated at the higher dose levels (176 and 229 mg/m2). At these two highest dose levels, 4 of 5 evaluable patients (80%) achieved sustained stable disease by RECIST ranging from 5.6 months to 8 months, representative of disease control. Of these, a patient with non-small cell lung cancer at the highest dose level additionally showed non-index tumor shrinkage.

The safety assessment indicated that LOR-253 was well tolerated at all dose levels. The dose escalation was not limited by toxicity. The most common adverse event was Grade 1 or 2 fatigue seen in 3 patients. There was one Grade 3 toxicity, asymptomatic low blood phosphate level that was reversible by supplementation. The pharmacokinetic profile was consistent with the predictive profile seen preclinically, and the elimination profile and half-life in patients were suggestive of a very rapid distribution phase and prolonged retention.

“We are very encouraged by the results of this Phase 1 dose-escalation study, which demonstrate that LOR-253 is well tolerated without dose limiting toxicity at even the highest levels. More importantly, at higher doses we saw promising dose-related antitumor activity clearly attributable to the drug.” said Dr. Aiping Young, Lorus’ President and CEO. “Safety and pharmacokinetic data suggest the additional opportunity for more frequent dosing of LOR-253 and by combining with other agents we expect to demonstrate even greater antitumor activity in a larger follow-up Phase 2 clinical study.”

Based on clinical benefits observed in this clinical trial together with the synergistic effects of LOR-253 in combination with docetaxel in preclinical non-small cell lung cancer studies, and the potential for no overlapping toxicities between LOR-253 and docetaxel, Lorus is designing a follow-up Phase 2 clinical trial of this regimen in patients with non-small cell lung cancer as the first indication for further development.

About LOR-253

LOR-253 represents a new class of anticancer agent that has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class small molecule that has been optimized to induce the novel tumor suppressor Krüppel-like factor 4 (KLF4), leading to cancer cell cycle arrest and apoptosis as well as inhibition of metastasis.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to fund future research, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Lorus

Grace Tse, 416-798-1200 ext. 380;

ir@lorusthera.com

The Trout Group

Lee M. Stern

646-378-2922